# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smith & Nephew plc, CIK 0000845982
CUSIP: 83175M205
Title of class of securities: Ordinary shares, par value $0.20 per share
Address of issuer's principal executive offices: BUILDING 5, CROXLEY PARK, HATTERS LANE, WATFORD, HERTFORDSHIRE, United Kingdom (X0), WD18 8YE
Date of event which requires filing of this statement: 07/23/2026
Amends the filing with accession number 0000902664-26-002882
Filed by CIK 0001365341
Persons authorized to receive notices and communications: Norma O'Sullivan, Cevian Capital II GP Limited, Whiteley Chambers, Don Street, St. Helier, Jersey (Y9), JE2 4TR, 44 1534 828 514; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Cevian Capital II GP Limited (CIK 0001365341): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 119,179,419; shared voting power 0; sole dispositive power 119,179,419; shared dispositive power 0; aggregate amount beneficially owned 119,179,419 (14.18% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.20 per share
Name of issuer: Smith & Nephew plc
Address of issuer's principal executive offices: BUILDING 5, CROXLEY PARK, HATTERS LANE, WATFORD, HERTFORDSHIRE, United Kingdom (X0), WD18 8YE
Comment: This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the Ordinary shares, par value $0.20 per share (the "Ordinary Shares"), of Smith & Nephew plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"). This Amendment No. 8 amends and restates Items 3 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, the Reporting Person has purchased for the account of the Cevian Funds an aggregate of 119,179,419 Ordinary Shares for an aggregate consideration (including brokerage commission) of approximately USD $1,673,390,427. The Cevian Funds funded these purchases out of their general working capital. The Ordinary Shares were purchased using British Pounds. For the purposes of this Schedule 13D, a conversion rate of USD $1.33280 for each GBP 1.00 was used.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage reported in this Schedule 13D is calculated based upon 840,515,838 Ordinary Shares outstanding as of July 23, 2026, as disclosed on the Issuer's website on July 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Ordinary Shares by the Reporting Person for the benefit of the Cevian Funds since the filing of Amendment No. 7 are set forth in Schedule F, and are incorporated herein by reference.

## Signatures
- Cevian Capital II GP Limited: /s/ Norma O'Sullivan, Norma O'Sullivan, Director and Authorized Signatory (07/27/2026)